                                                                  Exhibit 99.(l)

[ROPES & GRAY LOGO]

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624    617-951-7000   F 617-951-7050
BOSTON   NEW YORK  SAN FRANCISCO  WASHINGTON, DC

                                                                    May 5, 2004

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 385 East Colorado Blvd.
Pasadena, CA 91101

Ladies and Gentlemen:

     We have acted as counsel to Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (the "Fund") in connection with the Registration Statement of the Fund on Form N-2 under the Securities Act of 1933 (File No. 333-113551) and the Investment Company Act of 1940 (File No. 811-21477) (the "Registration Statement"), each as amended, with respect to the following preferred shares of beneficial interest, no par value: 3,280 Taxable Auction Market Preferred Shares, Series M, 3,280 Taxable Auction Market Preferred Shares, Series T, 3,280 Taxable Auction Market Preferred Shares, Series W, 3,280 Taxable Auction Market Preferred Shares, Series TH and 3,280 Taxable Auction Market Preferred Shares, Series F (collectively, the "AMPS"). The AMPS are to be sold pursuant to a Purchase Agreement substantially in the form filed as an exhibit to the Registration Statement (the "Purchase Agreement") among the Fund, Claymore Advisors, LLC, Western Asset Management Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Legg Mason Wood Walker, Incorporated and A.G. Edwards & Sons, Inc.

     We have examined the Fund's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts, as amended (the "Declaration of Trust"), and the Fund's Bylaws, as amended to date, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the AMPS. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

     Based upon the foregoing, we are of the opinion that:

     1. The Fund has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts.

     2. The AMPS have been duly authorized and, when issued and paid for in accordance with the Purchase Agreement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

     The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of the AMPS for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm under the captions "Tax Matters" and "Legal Matters" in the Prospectus and "Counsel" in the Statement of Additional Information, each contained in the Registration Statement.

                              Very truly yours,

                              /s/ Ropes & Gray LLP

                              Ropes & Gray LLP